EXHIBIT 8.1

List of Significant Subsidiaries of the Registrant

Significant Subsidiaries:

Entity	Place of incorporation
Hongkong Jayud International Logistics Company Limited	Hong Kong
Shenzhen Jayud Logistics Technology Co., Ltd	PRC
Shenzhen Jia Yu Da International Logistics Co., Ltd.	PRC
Shenzhen Jia Yu Da Trading Co., Ltd.	PRC
Xuchang Jayud Supply Chain Management Co., Ltd	PRC
Shenzhen Jiayuda Customs Declaration Co., Ltd.	PRC
Shenzhen XIN YU Xiang Import & Export Co., Ltd.	PRC
Shenzhen Jiayuda Global Supply Chain Co., Ltd.	PRC
Shenzhen Jiayuda E-Commerce Technology Co., Ltd	PRC
Nanjing Jiayuda Logistics Co., Ltd.	PRC
Shaanxi Jia Yuda Supply Chain Management Co., Ltd.	PRC
Cargo Link Company Limited	PRC
Shenzhen Jayud Yuncang Technology Co., Ltd.	PRC